Exhibit 28.1

February 9, 2004

Cabot Oil & Gas Corporation

1200 Enclave Parkway

Houston, TX 77077-1607

Re: Reserves and Future Net Revenues
As of December 31, 2003
SEC Price Case

Gentlemen:

At your request, we reviewed the estimates of proved reserves of oil, natural gas liquids, and gas and the future net revenues associated with these reserves that Cabot Oil & Gas Corporation, hereinafter Cabot, attributes to its net interests in oil and gas properties as of December 31, 2003. Cabot’s estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in the Appendix.

Reserves and Future Net Revenues as of December 31, 2003

	Net Reserves		Future Net Revenues
Reserve Category	Liquids, MBbls.	Gas, MMcf	Undiscounted, M$	Discounted at 10% Per Year, M$

Proved Developed	9,405	812,280	3,893,394	1,728,324

Proved Undeveloped	2,698	257,204	1,147,500	467,714

Total Proved	12,103	1,069,484	5,040,894	2,196,038

We made independent estimates for all the proved reserves estimated by Cabot. Based on our investigations and subject to the limitations described hereinafter, it is our judgment that (1) Cabot has an effective system for gathering data and documenting information required to estimate its proved reserves and to project its future net revenues, (2) in making its estimates and projections, Cabot used appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry, and (3) the results of those estimates and projections are, in the aggregate, reasonable.

Cabot Oil & Gas Corporation	February 9, 2004

All reserves discussed herein are located within the continental United States and Canada. Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body. Total gas reserves were obtained by summing the reserves for all the individual properties and are therefore stated herein at a mixed pressure base.

Cabot represents that the future net revenues reported herein were computed based on prices for oil, natural gas liquids, and gas as of Cabot’s fiscal year end, December 31, 2003, and are in accordance with Securities and Exchange Commission guidelines. The present value of future net revenues was computed by discounting the future net revenues at 10 per cent per annum. Estimates of future net revenues and the present value of future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

In conducting our investigations, we reviewed the pertinent available engineering, geological, and accounting information for each well or designated property to satisfy ourselves that Cabot’s estimates of reserves and future production forecasts and economic projections are, in the aggregate, reasonable. We independently selected a sampling of properties in each region and reviewed the direct operating expenses and product prices used in the economic projections.

In its estimates of proved reserves and future net revenues associated with its proved reserves, Cabot has considered that a portion of its facilities associated with the movement of its gas in the Appalachian Region to its markets are unusual in that the construction and operation of these facilities are highly dependent on its producing operations. Cabot has deemed the portion of the cost of these facilities associated with its revenue interest gas as costs that are attributable to its oil and gas producing activities, and accordingly, has included these costs in its computation of the future net revenues associated with its proved reserves.

Reserve estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field. Reserve estimates from volumetric calculations and from analogies are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

In making its projections, Cabot estimated yearly well abandonment costs except where salvage values were assumed to offset these expenses. Costs for any possible future environmental claims were not included. Cabot’s estimates include no adjustments for production prepayments, exchange agreements, gas balancing, or similar arrangements. We were provided with no information concerning these conditions, and we have made no investigations of these matters as such was beyond the scope of this investigation.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil, natural gas liquids, or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

In conducting these evaluations, we relied upon production histories, accounting and cost data, and other financial, operating, engineering, and geological data supplied by Cabot. To a lesser extent, nonproprietary data existing in the files of Miller and Lents, Ltd., and data obtained from commercial services

Cabot Oil & Gas Corporation	February 9, 2004

were used. We also relied, without independent verification, upon Cabot’s representation of its ownership interests, payout balances and reversionary interests, the current prices, and the transportation fees applicable to each property.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in Cabot. Our compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity. Production of this report was supervised by an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 20 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

If you have any questions regarding this evaluation, or if we can be of further assistance, please contact us.

Very truly yours,

MILLER AND LENTS, LTD.

By	/s/ James A. Cole
James A. Cole
Senior Vice President

JAC/psh